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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                             ALEXANDER & ALEXANDER
                                 SERVICES INC.
                           (NAME OF SUBJECT COMPANY)

                          SUBSIDIARY CORPORATION, INC.
                          A WHOLLY OWNED SUBSIDIARY OF

                                AON CORPORATION
                                   (BIDDERS)

    COMMON STOCK, $1.00 PAR VALUE                      014476 10 5
   (Title of Class of Securities)               (CUSIP Number of Class of
                                                       Securities)

                              RAYMOND I. SKILLING
                           EXECUTIVE VICE PRESIDENT &
                                 CHIEF COUNSEL
                                AON CORPORATION
                             123 NORTH WACKER DRIVE
                            CHICAGO, ILLINOIS 60606
                                 (312) 701-3000

          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                    Copy to

                                SIDLEY & AUSTIN
                            ONE FIRST NATIONAL PLAZA
                            CHICAGO, ILLINOIS 60603
                                 (312) 853-7000
                           ATTENTION: THOMAS A. COLE

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  Aon Corporation, a Delaware Corporation (the "Parent"), and Subsidiary
Corporation, Inc., a Maryland corporation (the "Offeror") and a wholly owned subsidiary of Parent, hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (as amended, the "Statement"), originally filed on December 16, 1996, with respect to their offer to purchase all outstanding shares of Common Stock, par value $1.00 per share (the "Common Stock"), of Alexander & Alexander Services Inc., a Maryland corporation (the "Company"), including the associated preferred stock purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of June 11, 1987, between the Company and First Chicago Trust Company of New York, formerly Morgan Shareholder Services Trust Company, as Rights Agent, as amended (collectively, the "Shares"), as set forth in this Amendment No. 2. Capitalized terms not defined herein shall have the meanings assigned thereto in the Statement.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

  (b) On January 7, 1997, the Agreement and Plan of Merger, dated as of December 11, 1996 (the "Merger Agreement"), among the Parent, the Offeror and the Company, was amended in certain technical respects. A copy of the First Amendment to Agreement and Plan of Merger, dated as of January 7, 1997 (the "First Amendment"), among the Parent, the Offeror and the Company is filed as Exhibit (c)(3) hereto and is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS.

  This Offer is not conditioned upon any financing arrangements. The total amount of funds required by the Offeror to consummate the Offer and the Merger is expected to be approximately $800 million, which amount (the "Requisite Funds") excludes (i) related fees and expenses, (ii) funds needed to purchase any shares of Series A Convertible Preferred Stock converted into Shares prior to the consummation of the Offer or to pay cash into which the holders of Series A Convertible Preferred Stock may convert such shares from and after the Merger, and (iii) funds needed to purchase the Series B Preferred Stock pursuant to the Stock Purchase and Sale Agreement. The Offeror plans to obtain the Requisite Funds through a capital contribution that will be made by the Parent to the Offeror. The Parent contemplates obtaining the funds necessary for such capital contribution from cash on hand, the proceeds from the sale of commercial paper and the proceeds of a preferred equity financing scheduled to be completed on January 13, 1997. Pursuant to such preferred equity financing, Parent will receive approximately $792 million from the sale by a subsidiary of 8.205% Capital Securities, payments as to which are guaranteed by the Parent.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

  (a) and (d): On January 7, 1997, the Merger Agreement was amended in certain technical respects. A copy of the First Amendment is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

  On January 7, 1997, the Merger Agreement was amended in certain technical respects. The information set forth in the First Amendment and Section 13 ("The Merger Agreement and the Stock Purchase and Sale Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

  (i) The first sentence of the first paragraph of Section 2 ("Acceptance for Payment and Payment for Shares") of the Offer to Purchase is hereby amended to read as follows:

    "Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Offeror will accept for payment and will pay for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn in accordance with Section 4 promptly after the later to occur of (a) the Expiration Date and (b) the satisfaction or waiver of the conditions set forth in Section 15 relating to regulatory matters."

ITEM 11. MATERIALS TO BE FILED AS EXHIBITS.

  (c)(3) First Amendment to Agreement and Plan of Merger, dated as of January 7, 1997, among the Parent, the Offeror and the Company.

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                                   SIGNATURE

  AFTER DUE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

Dated: January 9, 1997                    Aon Corporation

                                              /s/ Raymond I. Skilling
                                          By: _________________________________
                                             Name: Raymond I. Skilling
                                             Title: Executive Vice President
                                                 and Chief Counsel

                                          Subsidiary Corporation, Inc.

                                              /s/ Raymond I. Skilling
                                          By: _________________________________
                                             Name: Raymond I. Skilling
                                             Title: Vice President and
                                              Secretary

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                                 EXHIBIT INDEX

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
 (c) (3) First Amendment to Agreement and Plan of Merger, dated as of January 7, 1997, among the Parent, the Offeror and the Company.
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